Exhibit 14.1

Final Version

NEW MOUNTAIN NET LEASE TRUST

Code of Ethics and Business Conduct

Adopted on December 16, 2024

This Code of Ethics and Business Conduct (the “Code”) applies to the trustees, officers and employees (if any), of New Mountain Net Lease Trust, a Maryland statutory trust (the “Company”), and all officers and employees of New Mountain Finance Advisers, L.L.C. (the “Adviser”) or their respective affiliates (collectively, “Covered Parties”) in their activities in connection with the Company. This Code operates in conjunction with, and in addition to, the New Mountain Capital, LLC (“New Mountain”) Code of Conduct and any other Adviser or New Mountain policies to which a Covered Party is subject. Insofar as any provision of the Adviser’s policies applicable to a Covered Party conflicts with a provision of this Code, the Covered Party should contact the Adviser’s Chief Compliance Officer (the “Chief Compliance Officer”). This Code is subject to the Company’s declaration of trust and bylaws, each as in effect from time to time. Any matter arising thereunder that is approved pursuant to Company policies addressing transactions with affiliates and/or related persons shall not be deemed to conflict with this Code.

The Company expects all Covered Parties to follow a high standard of ethics and personal integrity, and to act and behave in a manner that enhances the Company’s reputation and strengthens the trust that others have in the Company. By adhering to exemplary standards of integrity, we enhance our reputation and ability to do business.

If you are uncertain as to the appropriate course of conduct in any particular situation, you should immediately consult with the Chief Compliance Officer.

Compliance with Laws, Rules and Regulations

All Covered Parties must respect and comply with all applicable laws, rules and regulations of the United States and other countries, states, counties, cities and other jurisdictions in which the Company conducts business.

Conflicts of Interest

A conflict of interest can develop when personal responsibilities, interests and/or relationships interfere with, or appear to interfere with, professional responsibilities, interests and/or relationships (including the interests of the Company and/or your duties in your respective role at the Company). Conflicts of interest may not always be apparent, so if you have a question, or become aware of a conflict or potential conflict, you should contact the Chief Compliance Officer.

Timely and Truthful Public Disclosure

In reports and documents filed with or submitted to the Securities and Exchange Commission (“SEC”) and other regulators by the Company, and in other public communications made by the Company, the Covered Parties involved in the preparation of such reports and documents (including those who are involved in the preparation of financial or other reports and the information included in such reports and documents) shall make disclosures that are full, fair, accurate, timely and understandable. Where applicable, these Covered Parties shall provide accurate financial and accounting data for inclusion in such disclosures. Covered Parties shall not knowingly falsify information, misrepresent material facts or omit material facts necessary to avoid misleading the Company’s independent public auditors or investors. Covered Parties shall never take any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors in the performance of their audit or review of the Company’s financial statements.

Confidentiality

Covered Parties may come into contact with, use, and/or acquire confidential or proprietary information including non-public information. As such, Covered Parties should take reasonable steps and precautions necessary to restrict access to, and secure, such information. Covered Parties should only share confidential or proprietary information on a “need-to-know” basis and should use their reasonable best efforts to prevent inadvertent or unauthorized disclosure. In general, confidential information should be shared only with other Covered Parties or other employees of the Adviser, with persons subject to a confidentiality agreement or otherwise with persons who are subject to a duty of confidentiality.

You should consult with the Chief Compliance Officer when disclosure of confidential information is required by law or regulations, or court, mediator or arbitrator.

Confidential information includes all non-public information received or created by the Company in connection with its business activities, and confidential information that third parties have entrusted to the Company. The obligation to preserve confidential information continues even after your service ends.

Notwithstanding any confidentiality or non-disclosure agreement (whether in writing or otherwise, including without limitation as part of an employment agreement, separation agreement or similar employment or compensation arrangement) applicable to a current or former employee, the Company does not restrict any current or former employee from reporting, communicating, cooperating or filing a complaint on possible violations of federal, state or local law or regulation to or with any governmental agency or regulatory authority (collectively, a “Governmental Entity”), including, but not limited to, the SEC, Financial Industry Regulatory Authority, Equal Employment Opportunity Commission or National Labor Relations Board, or from making other disclosures to any Governmental Entity that are protected under the whistleblower provisions of federal, state or local law or regulation; provided, that, (i) in each case, such communications and disclosures are consistent with applicable law and (ii) the information subject to such disclosure was not obtained by the subject person through a communication that was subject to the attorney-client privilege, unless such disclosure of that information would otherwise be permitted by an attorney pursuant to 17 CFR 205.3(d)(2), applicable state attorney conduct rules, or otherwise. Moreover, employees do not need to give prior notice to (or get prior authorization from) the Company or the Adviser regarding any such communication or disclosure. In addition, the Company does not restrict employees from discussing, disclosing or inquiring about wages to the extent consistent with applicable pay equity laws, or from engaging in activity protected by the National Labor Relations Act; for example, non-managerial and non-supervisory employee discussions regarding their terms and conditions of employment. Any agreement in conflict with the foregoing is hereby deemed amended by the Company to be consistent with the foregoing.

Insider Trading

The Company has an insider trading policy which applies to the Covered Parties. This policy, among other things, provides that Covered Parties may not buy or sell securities of the Company (or units of NEWLEASE Operating Partnership, LP) when they are in possession of material non-public information regarding the Company. They also are prohibited from passing on or “tipping” such information to others who may make an investment decision based on such information. Material non-public information (“MNPI”) is a subset of confidential information and includes all relevant non-public information that a reasonable investor would likely consider important in making an investment decision.

In addition, Covered Parties may not trade in securities of other companies about which they possess MNPI as a result of their employment with or service to the Company. Any questions regarding whether information is material or has been adequately disseminated to the public should be directed to the Chief Compliance Officer or his or her designee.

Anti-Bribery

Covered Parties must comply with all applicable global anti-bribery and anticorruption laws, and are prohibited from offering, promising, making, authorizing or providing (directly, or indirectly through third parties) any payments, gifts, or the transfer of anything of value to any person, including government officials and family members of the government officials, in any jurisdiction to influence or reward any action or decision for the Company’s benefit.

Corporate Opportunities

Covered Parties are prohibited from taking for themselves opportunities that are owed to the Company pursuant to the Company’s corporate opportunity policy; provided, however, that the foregoing shall not apply to Covered Parties who are employees of the Adviser when acting in such capacity and as adviser to other vehicles. No Covered Party may use the Company’s property, information or other resources for improper personal gain.

It is the Company’s policy that Covered Persons may not take opportunities for themselves that are discovered through the use of Company property, information or position, or use Company property, information or position for personal gain. Covered Persons have a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Fair Dealing

Covered Parties shall behave honestly and ethically at all times and with all people. They shall act in good faith, with integrity and due care, and shall engage only in fair competition, by treating ethically colleagues, competitors and other third parties. No Covered Party should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or similar unfair practice.

Protection and Proper Use of Company Assets

All Covered Parties are responsible for safeguarding the tangible and intangible assets of the Company and its clients, which should only be used for legitimate business purposes. Misappropriation, misrepresentation, including fraudulent financial reporting or unauthorized disclosure of Company assets is a breach of duty and may constitute fraud against the Company, even when such acts are committed without personal gain.

Company assets include, among other things, cash, securities, physical property, intellectual and proprietary information such as trademarks, business and marketing plans, compensatory information and any unpublished financial data or reports. Unauthorized use or distribution of this information is a violation of this Code and may constitute a violation of applicable laws, rules and regulations.

Waivers

Any waiver of this Code for executive officers or trustees may be made by the Independent Trustees (as that term is defined in the Company’s Declaration of Trust, as amended from time to time) or committee thereof and be disclosed to the Company’s shareholders in accordance with any applicable rules and regulations.

Reporting of Known or Suspected Violations or Illegal or Unethical Behavior

You must either (1) promptly contact the Chief Compliance Officer or (2) submit an anonymous report using one of the alternative reporting options outlined in the Company’s Whistleblower Policy if you are concerned that a Covered Party may have violated this Code or that other illegal or unethical conduct by a Covered Party has occurred or may occur.

The Company will take measures to protect the confidentiality of any report made, subject to applicable law, regulation or legal proceedings. The Company will not permit or tolerate retaliation of any kind by or on behalf of the Company and its personnel against those who make good faith reports or complaints regarding violations of this Code or other illegal or unethical behavior.

Accountability for Adherence to This Code

If it has been determined that this Code has been violated, either directly, by failure to report a violation, or by withholding information related to a violation, the offending Covered Party may be disciplined for noncompliance with penalties up to and including dismissal. Such penalties may include a written letter of reprimand, disgorgement, suspension with or without pay or benefits, and termination of service.

Violations of this Code may also constitute violations of law and may result in criminal penalties and civil liabilities for the offending Covered Party and the Company. All Covered Parties are expected to cooperate in internal investigations of alleged misconduct.